SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30581; 813-180-09]

Invesco Advisers, Inc., et al.; Notice of Application

June 26, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships and other entities formed for the benefit of eligible employees of Invesco Ltd. and its affiliates from certain provisions of the Act. Each such entity will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Invesco Advisers, Inc. ("Invesco"), Chancellor Employees' Direct Fund I, L.P., Chancellor Employees' Partnership Fund I, L.P. (the "Initial Partnerships"), INVESCO ESC Real Estate Fund I, L.P., INVESCO ESC Real Estate Fund II, L.P., WLR IV Parallel ESC, L.P., INVESCO Employees' Partnership Fund II, L.P., INVESCO Employees' Direct Fund V, L.P., INVESCO Employees' Partnership Fund III, L.P., INVESCO Employees' Partnership Fund IV, L.P., IPC Employees Partnership Fund III, L.L.C., IPC Employees' Direct Fund V, L.L.C., INVESCO ESC Partnership Fund II, L.L.C. (the "Additional Funds," together with the Initial Partnerships, the "Existing Funds"), and Invesco Ltd.

Filing Dates: The application was filed on December 11, 1997, and amended on March 17, 1998, July 16, 1998, January 6, 1999, June 1, 1999, January 7, 2004, July 22, 2011, August 8, 2012, June 24, 2013, and June 25, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 22, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 1555 Peachtree Street, NE, Atlanta, GA 30309.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

      1.   Invesco Ltd. is a global money management company organized under the laws of Bermuda. Invesco, a Delaware corporation, provides investment management and distribution services to pension plans, foundations, financial institutions and other global clients and is a wholly-owned subsidiary of Invesco Ltd. Invesco is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Invesco Ltd. and its affiliates, as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "1934 Act"), are referred to collectively as the "Invesco Group" and individually as an "Invesco Group entity."

      2.   The Invesco Group has formed the Existing Funds and may from time to time organize additional entities (together with the Existing Funds, the "Funds"). Each Fund will be a limited partnership, business trust, limited liability company or any other entity, formed or organized under the laws of the State of Delaware or another jurisdiction, including outside the United States.

      3.   The Funds have been or will be established primarily for the benefit of certain current or former employees and current persons on retainer, including but not limited to, Consultants[1] of the Invesco Group, as part of a program designed to create capital building opportunities that are competitive with those at other financial service firms and to facilitate its recruitment and retention of high caliber professionals. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each of the Funds will operate as a diversified or non-diversified closed-end management investment company within the meaning of the Act. All members or limited partners of a Fund, other than the Manager (defined below) are "Participants"

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[1]   A "Consultant" is a person who Invesco Group has engaged on retainer to provide services and professional expertise on an ongoing basis as a regular consultant or as a business or legal adviser and who shares a community of interest with Invesco Group and its employers.

and any partner of a partnership or member of a limited liability company a "Unitholder." The

Invesco Group will control the Funds within the meaning of section 2(a)(9) of the Act.

4.   Each Fund will have a manager that is an Invesco Group entity ("Manager").[2] The

Manager will manage, operate and control each of the Funds. The Manager will be authorized to

delegate to another Invesco Group entity or to a committee of Invesco Group employees (including,

without limitation, the managers of the Funds) such management responsibility. The Manager of

the Initial Partnerships is registered as an investment adviser under the Advisers Act and any other

Manager will register as an investment adviser if required under applicable law. Applicants

represent and concede that the Manager in managing a Fund is an "investment adviser" within the

meaning of sections 9 and 36 of the Act and is subject to those sections.

5.   The Manager, the Invesco Group or any employees of the Manager or the Invesco

Group may be entitled to receive compensation or a performance-based fee (a "carried interest")[3]

based on the gains and losses of the investment program or of the Fund's investment portfolio or, if

applicable, of the Client Funds (as defined below) in which the Fund may hold an interest.

6.   Interests in a Fund ("Units") will be offered without registration in reliance on section

4(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D under the Securities Act,

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[2]   Invesco Private Capital Investments, Inc. is the Manager of Chancellor Employees' Direct Fund I,
L.P., Chancellor Employees' Partnership Fund I, L.P., INVESCO Employees' Direct Fund V, L.P.,
INVESCO Employees' Partnership Fund III, L.P. and INVESCO Employees' Partnership Fund IV, L.P.; IRI
Fund I, L.P. is the Manager of INVESCO ESC Real Estate Fund I, L.P.; IRI Fund II, L.P. is the Manager of
INVESCO ESC Real Estate Fund II, L.P.; Invesco WLR IV Associates LLC is the Manager of WLR
Parallel ESC IV, L.P.; Invesco ESC Partnership Fund II, L.L.C. is the Manager of INVESCO Employees'
Partnership Fund II, L.P.; Invesco Private Capital, Inc. is the Manager of IPC Employees' Partnership Fund
III, L.L.C., INVESCO ESC Partnership Fund II, L.L.C. and IPC Employees' Direct Fund V, L.L.C.

[3]   A carried interest is an allocation to the Manager based on the net gains of an investment program
and is in addition to the amount that is allocable to the Manager in proportion to its capital contributions. A
Manager that is registered under the Advisers Act may charge a carried interest only if permitted by rule
205-3 under the Advisers Act. Any carried interest paid to a Manager that is not registered under the
Advisers Act will be structured to comply with section 205(b)(3)of the Advisers Act (with the Fund treated
as though it were a business development company solely for purposes of that section).

and will be sold only to Eligible Employees, Qualified Participants (each as defined below) or

Invesco Group entities. Prior to offering Units to an Eligible Employee or Eligible Family Member

(as defined below), the Manager must reasonably believe that such individual will be a

sophisticated investor capable of understanding and evaluating the risks of participating in the Fund

without the benefit of regulatory safeguards and can afford a complete loss of such investment.

Participation in a Fund will be voluntary. No sales load or similar fee of any kind will be charged

in connection with the sale of Units.

7.   An "Eligible Employee" is an individual who is a current or former officer, director,

employee or current person on retainer, including, but not limited to, Consultants of the Invesco

Group and (a) meets the standard of an "accredited investor" under rule 501(a)(5) or rule 501(a)(6)

of Regulation D, or (b) qualifies as an "Other Investor." To qualify as an Other Investor, an

individual must meet the conditions of Rule 506(b)(2) of Regulation D and be a "knowledgeable

employee," as defined in Rule 3c-5 under the Act, of such Fund (with the Fund treated as though it

were a "covered company" for purposes of such rule). A maximum of 35 individuals may become

Participants in a Fund as an Other Investor.

8.   In the discretion of the Manager of a Fund and at the request of an Eligible Employee,

Units may be assigned by such Eligible Employee, or sold directly by the Fund, to a Qualified

Participant of an Eligible Employee. In order to qualify as a "Qualified Participant," an individual

or entity must be an Eligible Family Member or Qualified Entity, respectively, of an Eligible

Employee. An "Eligible Family Member" is a spouse, parent, child, spouse of child, brother, sister

or grandchild, including step or adoptive relationships, of an Eligible Employee. If an Eligible

Family Member is purchasing a Unit from a Unitholder or directly from the Fund, such Eligible

Family Member must be an accredited investor. Eligible Employees may transfer their Units without consideration to Eligible Family Members who may not be accredited investors. A "Qualified Entity" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee; (b) a partnership, corporation or other entity controlled by an Eligible Employee;[4] or (c) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee. A Qualified Entity must be either an accredited investor or an entity for which an Eligible Employee or an Eligible Family Member is a settlor and principal investment decision-maker.

9.   The terms of a Fund will be fully disclosed to each Eligible Employee and, if applicable, to a Qualified Participant of such Eligible Employee, at the time they are invited to participate in the Fund. Each Eligible Employee and Qualified Participant will be furnished with a private placement memorandum and limited partnership agreement or limited liability company operating agreement ("Fund Agreement"). Any private placement memorandum of a particular Fund will set forth the specific investment objectives and strategies for such Fund. Each Fund will send its Unitholders audited financial statements within 120 days after the end of the fiscal year or as soon as practicable thereafter.[5] In addition, as soon as practicable after the end of each tax year of a Fund, a report will be sent to each Participant setting forth the information with respect to the Investor's share of income, gains, losses, credits, and other items for federal and state income tax purposes, resulting from the operation of the Fund during that year.

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[4]   The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees in the definition of "Qualified Entity" is to enable such Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives. Eligible Employees will exercise investment discretion or control over these investment vehicles, thereby creating a close nexus between the Invesco Group and these investment vehicles.

[5]   "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

10. Units in each Fund will be non-transferable except with the prior written consent of the Manager, and in any event, no person or entity will be admitted into the Fund as a Unitholder unless such person is an Eligible Employee, a Qualified Participant, or an Invesco Group entity.

11. Units in the Initial Partnerships will not be subject to repurchase, cancellation or redemption, but one or more Funds may offer Units with certain repurchase rights. Upon termination of an Eligible Employee's employment, such Eligible Employee or his or her Qualified Participant will retain his or her limited partnership interest or limited liability company interest, as applicable, for the Existing Funds unless the Manager exercises its option to purchase his or her limited partnership interest or limited liability company interest, as applicable, and will be permitted to make additional capital contributions in fulfillment of such Eligible Employee's or Qualified Participant's capital commitment made prior to the termination of employment, but such Eligible Employee or Qualified Participant will not be permitted to make new capital commitments or investments or participate in other Funds.

12. Subject to the terms of the applicable Fund Agreement, a Fund will be permitted to enter into transactions involving (a) an Invesco Group entity, (b) a portfolio company, (c) any Unitholder or person or entity affiliated with a Unitholder, (d) an investment fund or separate account that is organized for the benefit of investors or clients who are not affiliated with Invesco Group and over which an Invesco Group entity exercises investment discretion (a "Third-Party Fund"), or any partnership in which a Third-Party Fund is a limited partner, or (e) any partner or other investor in a Third-Party Fund that is not affiliated with the Invesco Group (a "Third-Party Investor"). These transactions may include a Fund's purchase or sale of an investment or an interest from or to any Invesco Group entity (including certain entities formed to make investments and managed by Invesco Group employees, as described in the application (a "Client Fund")) or

Third-Party Fund, acting as principal. Prior to entering these transactions, the Manager must determine that the terms are fair to the Unitholders and the Fund, in addition to satisfying any requirements in the organizational document of the Third-Party Fund.

13.   A Fund will not acquire any security issued by a registered investment company if, immediately after such acquisition, the Fund will own more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the

company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Funds from all the provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the Rules and Regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3.   Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) of the Act to permit (a) an Invesco Group entity (including, without limitation, a Client Fund) or a Third-Party Fund, acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; (b) a Fund to invest in or engage in any transaction with any Invesco Group entity (including, without limitation, a Client Fund) or a Third-Party Fund, acting as principal, (i) in which the Fund, any company controlled by the Fund or any Invesco Group entity or a Third-Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any Invesco Group entity or Third-Party Fund is or will become otherwise affiliated; and (c) a Third-Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by the Fund.

4.   Applicants state that the relief is requested to ensure that each Fund will be able to invest in entities in which the Invesco Group, or its employees, officers, directors, members, managers, or partners may make or have already made an investment. Applicants further state that the relief is also requested to permit each Fund the flexibility to deal with its portfolio investments

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in the manner the Manager deems most advantageous to all Participants in the Fund, or as required

by the Invesco Group or the Fund's other co-investors, including, without limitation, restructuring

its investments, having its investments redeemed, tendering such Fund's securities or negotiating

options or implementing exit strategies with respect to its investments.

5.   Applicants believe an exemption from section 17(a) is consistent with the policy of

each Fund and the protection of investors and necessary to promote the basic purpose of such Fund.

Applicants state that the Participants in each Fund will have been fully informed of the possible

extent of such Fund's dealings with the Invesco Group, and as successful professionals employed

in the investment management or financial services businesses, will be able to understand and

evaluate the attendant risks. Applicants assert that the community of interest among the

Participants in each Fund, on the one hand, and the Invesco Group, on the other hand, is the best

insurance against any risk of abuse. Applicants, on behalf of the Funds, represent that any

transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been

requested, would require approval of the Commission.

6.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of

a registered investment company, or any affiliated person of such person, acting as principal, from

participating in any joint arrangement with the company unless authorized by the Commission.

Applicants request an order to permit affiliated persons of each Fund, or affiliated persons of any of

these persons, to participate in, or effect any transaction in connection with, any joint enterprise or

other joint arrangement or profit-sharing plan in which the Fund or a company controlled by the

Fund is a participant. The exemption requested would permit, among other things, co-investments

by each Fund, the Manager, the Client Funds, the Co-Investors[6] and individual employees, officers,

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[6]   "Co-Investors" means co-investing funds or separate accounts, other than the Funds or the Client
Funds, that are organized or managed by an Invesco Group entity, are not affiliated with the Invesco Group

or directors of the Invesco Group making their own individual investment decisions apart from the Invesco Group.

7.   Applicants assert that compliance with section 17(d) would cause a Fund to forego investment opportunities simply because a Participant in such Fund or other affiliated person of such Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment. Applicants further assert that attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than may be available to such Fund alone. Applicants contend that, as a result, the only way in which a Fund may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

8.   Applicants state that side-by-side investments held by a Third-Party Fund, or by an Invesco Group entity in a transaction in which an Invesco Group investment was made pursuant to a contractual obligation to a Third-Party Fund, will not be subject to condition 3 below. Applicants assert that in structuring a Third-Party Fund, it is common for the unaffiliated investors of such fund to require that the Invesco Group invest its own capital in Third-Party Fund investments, either through the Third-Party Fund or on a side-by-side basis, and that the Invesco Group investments be subject to substantially the same terms as those applicable to the Third-Party Fund's investments. Applicants state that it is important that the interests of the Third-Party Fund take priority over the interests of the Funds, and that the activities of the Third-Party Fund not be burdened or otherwise affected by activities of the Funds. Applicants also state that the relationship

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(such as by having Invesco Group employees, officers or directors invested in them) and that will co-invest with the Client Funds on a *pari passu* basis.

of a Fund to a Third-Party Fund is fundamentally different from a Fund's relationship to the Invesco Group. Applicants contend that the focus of, and the rationale for, the protections contained in the application are to protect the Funds from any overreaching by the Invesco Group in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors of a Third-Party Fund.

9. Section 17(e) of the Act and rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit an Invesco Group entity (including the Manager), acting as agent or broker, to receive placement fees, advisory fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation can be deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation will be deemed "usual and customary" only if (a) the Fund is purchasing or selling securities with other unaffiliated third parties (including Third-Party Funds) who are also similarly purchasing or selling securities, (b) the fees or compensation being charged to the Fund are also being charged to the unaffiliated third parties (including Third-Party Funds), and (c) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties (including Third-Party Funds). Applicants assert that, because the Invesco Group does not wish to appear be favoring the Funds, compliance with section 17(e) would prevent a Fund from participating in transactions where the Fund would be charged lower fees than unaffiliated third parties. Applicants assert that the fees or other compensation paid by a Fund to an Invesco Group entity will be the same as those negotiated at arm's length with unaffiliated third parties.

10.   Rule 17e-1(b) under the Act requires that a majority of directors who are not

"interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals

regarding commissions, fees or other remuneration. Rule 17e-1(c) under the Act requires each

Fund to comply with the fund governance standards defined in rule 0-1(a)(7) under the Act.

Applicants request an exemption from rule 17e-1 to the extent necessary to permit each Fund to

comply with the rule without having a majority of the board of directors of Invesco ("Designated

Board of Directors") who are not interested persons take actions and make determinations as set

forth in paragraph (b) of the rule, and without having to satisfy the standards as required by

paragraph (c) of the rule. Applicants state that because the Designated Board of Directors will be

interested persons of the Funds, without the relief requested, a Fund could not comply with rule

17e-1(b) and (c). Applicants state that each Fund will satisfy rule 17e-1(b) by having a majority of

the Designated Board of Directors take actions and make approvals as set forth in rule 17e-1.

Applicants state that each Fund will otherwise comply with rule 17e-1.

11.   Section 17(f) of the Act designates the entities that may act as investment company

custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a

member of a national securities exchange. Applicants request an exemption from section 17(f) of

the Act and the rule 17f-1(c) requirement that a copy of the executed custodian contract be

transmitted to the Commission. Applicants believe that, because of the community of interest of all

parties involved, and by maintaining such records themselves and making them available for

examination by the Commission and its staff, compliance with this requirement would pose an

unnecessary burden. Applicants also request an exemption from the rule 17f-1(b)(4) requirement

that an independent accountant periodically verify the assets held by the custodian. Applicants

state that, because of the community of interest of the parties involved, and the existing requirement for an independent audit, compliance with this requirement would be an unnecessary expense. Applicants will comply with all other requirements of rule 17f-1.

12.   Rule 17f-2 under the Act specifies requirements that must be satisfied for a registered management investment company to act as custodian of its own investments. Applicants request an exemption from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Fund's investments may be kept in the locked files of the Manager; (b) for purposes of paragraph (d) of the rule, (i) employees of the Manager (or an Invesco Group entity) will be deemed to be employees of the Funds, (ii) officers or managers of the Manager of a Fund (or an Invesco Group entity) will be deemed to be officers of the Fund and (iii) the Designated Board of Directors will be deemed to be the board of directors of the Fund; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the Manager (or an Invesco Group entity). Applicants expect that many of the Funds' investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants believe that these instruments are most suitably kept in the files of the Manager, where they can be referred to as necessary.

13.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company relying on the rule satisfy the fund governance standards, as defined in rule 0-1(a)(7). Applicants request relief to permit the Designated Board of Directors, who may be deemed interested persons, to take actions and make determinations as set forth in the

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rule. Applicants state that, because all directors of the Designated Board of Directors will be affiliated persons, a Fund could not comply with rule 17g-1 without the requested relief. Applicants state that each Fund will comply with rule 17g-1 by having a majority of the Designated Board of Directors take actions and make determinations as set forth in rule 17g-1. Applicants also request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and an exemption from the requirements of rule 17g-1(j)(3) relating to compliance with the fund governance standards. Applicants state that the Funds will comply with all other requirements of rule 17g-1.

14.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are burdensome and unnecessary as applied to the Funds.

15.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the Participants in such Fund. Applicants request relief to the extent necessary to permit each Fund to report annually to its Participants. Applicants also request relief from the

requirements of section 30(h) to the extent necessary to exempt the Manager of each Fund, directors of the Manager, members of the Designated Board of Directors and any officer or other person who may be deemed members of an advisory board of a Fund, from filing Forms 3, 4, and 5 under section 16(a) of the 1934 Act with respect to their ownership of Units in such Fund. Applicants believe that, because there will be no trading market and the transfers of Units will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

16.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Applicants state that each Fund will comply with rule 38a-1(a), (c) and (d), except that (a) since the Fund does not have a board of directors, the Designated Board of Directors will fulfill the responsibilities assigned to the Fund's board of directors under the rule, (b) since the Designated Board of Directors does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) since the Designated Board of Directors does not have any disinterested members, the Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Designated Board of Directors as constituted.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 to which a Fund is a party (the "Section 17 Transactions") will be effected only if the Manager determines that:

(a)   the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Unitholders of such Fund and do not involve overreaching of such Fund or its Unitholders on the part of any person concerned; and

(b)   the transaction is consistent with the interests of the Unitholders of such Fund, such Fund's organizational documents and such Fund's reports to its Participants.

In addition, the Manager of each Fund will record and preserve a description of Section 17 Transactions, the Manager's findings, the information or materials upon which the Manager's findings are based and the basis therefor. All such records will be maintained for the life of each Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

2.   The Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.   The Manager of each Fund will not invest the funds of such Fund in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which such Fund and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment (a) gives such Manager sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund's investment prior to or concurrently with, and on the same terms as, and pro rata with the Affiliated Co-Investor. The term "Affiliated Co-Investor" with respect to any Fund means any person who is: (a) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Fund (other than a Third-Party Fund or Third-Party Investor); (b) the Invesco Group; (c) an officer or director of the Invesco Group; or (d) an entity (other than a Third-Party Fund) in which the Manager acts as a general partner or has a similar capacity to control the sale or disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which such Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members, including step and adoptive relationships, of such Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such family member; (c) when the investment is comprised of securities that are listed on any national securities exchange registered under section 6 of the 1934 Act, (d) when the investment is comprised of securities that are national market system securities pursuant to section 11A(a)(2) of the 1934 Act and rule 11A(a)(2)-1 under the 1934 Act;

or (e) when the investment is comprised of government securities as defined in section 2(a)(16) of the Act.

4.   Each Fund and its Manager will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Fund, and each annual report of such Fund required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

5.   The Manager of each Fund will send to each Participant who had an interest in any capital account of such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund's independent accountants within 120 days after the end of the fiscal year of each of the Funds or as soon as practicable thereafter. At the end of each fiscal year, the Manager will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, as soon as practicable after the end of each fiscal year, the Manager of such Fund will send a report to each person who was a Participant in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its federal and state income tax returns and a report of the investment activities of the Fund during such year.

6.   In any case where purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of a director, officer or employee of Invesco Group (a) serving as an

officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in such Fund's determination of whether or not to effect such purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary